                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             GANDER MOUNTAIN COMPANY
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  36471 P 10 8
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
                        GREENSFELDER, HEMKER & GALE, P.C.
    TEN SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 11, 2006
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  36471 P 10 8               13D                      Page 2 of 7 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           DAVID C. PRATT
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    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)      [ ]
                                                                 (b)      [ ]
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    3      SEC Use Only

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    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)                                          [ ]

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    6      Citizenship or Place of Organization

           U.S.
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         Number of
                                7     Sole Voting Power
          Shares
                                      -0-
       Beneficially             ------------------------------------------------
                                8     Shared Voting Power
         Owned by
                                      -5,711,255-
           Each                 ------------------------------------------------
                                9     Sole Dispositive Power
         Reporting
                                      -0-
        Person With             ------------------------------------------------
                                10    Shared Dispositive Power

                                      -5,711,255-
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           5,711,255
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   12      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                                            [ ]
--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (9)

           28.5%
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   14      Type of Reporting Person (See Instructions)

           IN
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CUSIP No.  36471 P 10 8               13D                      Page 3 of 7 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           MARK R. GALE
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    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)      [ ]

                                                                   (b)      [ ]
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    3      SEC Use Only


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    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)                                            [ ]

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    6      Citizenship or Place of Organization

           UNITED STATES
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         Number of
                           7     Sole Voting Power
          Shares
                                 1,400,000, SUBJECT TO THE DISCLAIMER IN ITEM 5.
       Beneficially        -----------------------------------------------------
                           8     Shared Voting Power
         Owned by
                                 5,701,255, SUBJECT TO THE DISCLAIMER IN ITEM 5.
           Each            -----------------------------------------------------
                           9     Sole Dispositive Power
         Reporting
                                 1,400,000, SUBJECT TO THE DISCLAIMER IN ITEM 5.
        Person With        -----------------------------------------------------
                           10    Shared Dispositive Power

                                 5,701,255, SUBJECT TO THE DISCLAIMER IN ITEM 5.
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           7,101,255, SUBJECT TO THE DISCLAIMER IN ITEM 5.
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                                               [ ]
--------------------------------------------------------------------------------

   13      Percent of Class Represented by Amount in Row (9)

           35.5%
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   14      Type of Reporting Person (See Instructions)

           OO
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                                       3
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CUSIP No.  36471 P 10 8               13D                      Page 4 of 7 Pages
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                                PRELIMINARY NOTE

      This Schedule 13D amends and supercedes the Schedule 13D originally filed by Mr. Pratt and Mr. Gale on August 19, 2005, and reflects events and transactions occurring during the period December 8, 2006 through December 13, 2006, inclusive, relating to such persons' respective holdings of the securities and issuer named in Item 1 below.

      Mr. Pratt is the sole Manager of Gratco, LLC ("Gratco"), a limited liability company whose membership interests are held by irrevocable trusts (the "Trusts") of which Mr. Pratt was the grantor. Mr. Gale is the sole owner, director and president of Calco, Inc., a private trust company which is the sole trustee of the respective Trusts. Mr. Pratt and Mr. Gale acknowledge, without so admitting, that they could be deemed to constitute a "group" with respect to Gratco's and Calco's respective beneficial ownership (as defined in Rule 13(d)-3 under the Securities Exchange Act) of the Registrant's securities and accordingly jointly file this Schedule 13 D. Mr. Pratt and Mr. Gale are not related by blood or marriage.

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13 D relates to the Common Stock, par value $.01 per share, of Gander Mountain Company (the "Registrant") whose principal executive offices are at 180 East Fifth Street, Suite 1300 St. Paul, Minnesota 55101

ITEM 2. IDENTITY AND BACKGROUND.

As to David C. Pratt:

      (b)   Suite 1125
            7701 Forsyth Boulevard
            Saint Louis, Missouri  63105

      (c) Private investor; Mr. Pratt is the president of, and a direct or indirect shareholder in or member of, several privately held businesses including Rex Industrial Corp., DCP Investments, Three Forks Ranch Corp., Three Forks Aviation, Inc. and Three Forks Lodge, Inc. Prior to the sale of a significant portion of its operations and assets in 1999, Mr. Pratt was the chairman, president and chief executive officer of, and a shareholder of, United Industries, Inc., a privately held entity engaged primarily in the manufacture and distribution of pesticides and other chemical formulations. In August 2005, Mr. Pratt was elected as a member of the Registrant's Board of Directors and has served as Vice Chairman of that Board.

      (d)   no such convictions

      (e)   not a party to any such proceedings,

      (f)   United States

As to Mark R. Gale:

      (b)   c/o Greensfelder, Hemker & Gale, P.C.
            Suite 2000
            Ten South Broadway
            Saint Louis, Missouri  63102

      (c) Retired; of counsel to Greensfelder, Hemker & Gale, P.C., a legal services firm. Sole owner, director and president of Calco, Inc. ("Calco") a corporation serving as trustee of the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92, (the "GRAT") and other private trusts. Mr. Gale has served, and currently serves, as a executive of certain privately held entities with which Mr. Pratt is affiliated.

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CUSIP No.  36471 P 10 8               13D                      Page 5 of 7 Pages
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      (d)   no such convictions.

      (e)   not a party to any such proceedings.

      (f)   United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      Prior to the transactions reported herein, and as previously reported, the GRAT was the economic owner of 1,400,000 shares of Registrant's Common Stock and also of a $20.0 million floating rate convertible subordinated note due August 15, 2010 (the "Note"). The Note was convertible into common stock at $16.00 per share and thus represented a potential additional holding of 1,250,000 shares of Registrant's Common Stock.

Note Amendment; Formation of Gratco LLC

      On December 8, 2006, the GRAT agreed with the Registrant to amend and restate the Note in order to eliminate the right to convert the Note into shares of common stock and to eliminate the floating rate feature of the Note and fix the interest rate at 6.75 percent per year, a reduction of 25 basis points from the previously applicable interest rate. Following the amendment of the Note, the trust assigned the Note to Gratco, a newly formed limited liability company managed by Mr. Pratt and whose member-owners are certain Pratt family trusts, the current beneficiaries of which are Mr. Pratt or members of his immediate family. The GRAT is the sole voting member of Gratco and under certain circumstances may remove or appoint a successor manager and must consent to any amendment of the operating agreement of the limited liability company. The Note was subsequently surrendered to the Registrant and cancelled as partial payment for the Shares (as defined below) sold in the Stock Purchase (as defined below).

Stock Purchase

      On December 11, 2006, Gratco entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which it agreed to purchase 5,701,255 shares of the Registrant's common stock (the "Shares") for an aggregate purchase price of $50.0 million, or $8.77 per share (the "Stock Purchase"). The per share price of the Stock Purchase is equal to the closing market value per share of the Registrant's common stock on December 11, 2006, defined by NASDAQ Stock Market rules as the closing bid price on such date. The purchase price for the Shares will be paid by surrendering the Note for cancellation of the $20 million in principal due thereunder and by delivering cash for the balance of the purchase price. The $30 million in such funds are being contributed to Gratco from assets of the GRAT and other Pratt-related trusts acting as members of Gratco. The closing and funding of the transaction and issuance of the Shares occurred on December 13, 2006. A copy of the Stock Purchase Agreement was filed as Exhibit 10 to the Registrant's Current Report on Form 8-K dated December 13, 2006, and is incorporated by reference into this Item 3.

      The Registrant provided certain registration rights to Gratco under the Stock Purchase Agreement. Under the Stock Purchase Agreement, the Registrant has agreed to file a shelf registration statement for resales of the Shares within 365 days of the closing date of the Stock Purchase. The Registrant is further obligated to use its best efforts to cause the shelf registration statement to become effective under the Securities Act of 1933 within 420 days after the closing date of the Stock Purchase (480 days in the event of a full review of the shelf registration statement by the Securities and Exchange Commission).


ITEM 4. PURPOSE OF THE TRANSACTION.

      Mr. Pratt resigned as a member of the Board of Directors of the Registrant on December 8, 2006, prior to the Registrant's Board's consideration and action in the financial transactions set forth in Item 3, above. On December 12, 2006 (subject to consummation of the closing of the transactions), Mr. Pratt was re-elected to the Board of Directors and asked to serve as its non-executive Chairman of the Board.

         The acquisition of the Stock by Gratco was undertaken for general investment purposes. Mr. Pratt or Gratco or the GRAT may, from time to time, acquire additional shares of stock or participate in financing transactions relating to the Registrant or may determine to sell portions or all of the investments currently held.

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CUSIP No.  36471 P 10 8               13D                      Page 6 of 7 Pages
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No transactions undertaken by Mr. Pratt or by the Trusts were undertaken with a view to changing or effecting any of the events listed or described in items (a) through (j) of Item 4, notwithstanding the fact as reported above that Mr. Pratt was elected to a newly-created vacancy on the Board of Directors of the Registrant coincident with the investment made by the GRAT in August 2005. Although Mr. Pratt did not join the Board of Directors with a specific transactional agenda, his position as Chairman of the Board of Directors of the Registrant and the percentage of ownership of the Registrant held by Gratco and the GRAT enable him to exercise substantial influence over the policies, practices and direction of the Registrant's business. It is Mr. Pratt's expressed and continuing intention to work with the Registrant's management team to assist in realizing the growth potential he perceives in the Registrant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


      (a) The following table represents the shares of common stock beneficially owned by the parties who are Reporting Persons in the filing of this Schedule 13 D:

   Shares Beneficially             Relationship to                    Number                Percentage of Outstanding
        Owned by                  Reporting Person                   of Shares                    Securities(1)
        --------                  ----------------                   ---------                    -------------

David C. Pratt             Reporting Person - David C.                10,000(2)
                           Pratt

Gratco LLC                 Reporting Person - David C.                5,701,255                      28.5%
                           Pratt,
                           as sole Manager

                           subtotal for David C. Pratt                5,711,255                      28.5%

David C. Pratt             Reporting Person - Mark R. Gale         7,101,255(3)                      35.5%
Irrevocable                as sole owner of trustee
Grantor Retained
Annuity Trust

Notes:

(1) Based upon 20,009,529 shares outstanding.

(2) Exercisable options; does not include options, not presently exercisable, to purchase an additional 10,000 shares. Options granted under Registrant's option program for non-employee directors.

(3) Includes shares held by Gratco.

AS PERMITTED IN S.E.C. REGULATION Section 240.13d-4, THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT DAVID C. PRATT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES HELD BY THE DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST. MARK R. GALE DISCLAIMS ANY ECONOMIC BENEFICIAL INTEREST IN THE ASSETS OF GRATCO OR THE DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST.

      (b) Subject to the above disclaimers of beneficial ownership, for each Reporting Person named in paragraph (a), the number of shares reflects shares as to which the Reporting Person holds sole voting and investment power.

      (c) As indicated in Item 3 above, Gratco purchased 5,701,255 shares of Common Stock from the Registrant on December 13,2006.

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CUSIP No.  36471 P 10 8               13D                      Page 7 of 7 Pages
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      (d)   David C. Pratt is a current income beneficiary of the David C. Pratt
            Irrevocable Grantor Annuity Trust.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


      As indicated above in this Schedule 13 D, David C. Pratt serves as a director of the Registrant. As a director of the Registrant, Mr. Pratt may be entitled to indemnification in accordance with applicable law and the Registrant's by-laws.

      The Stock Purchase Agreement also contains cross-indemnification provisions between Gratco and the Registrant and usual and customary terms relating to participation in certain underwritten offerings. In addition, the option agreement relating to the option held by Mr. Pratt includes certain restrictions and "black out periods" relating to sales of shares of the Registrant's Common Stock by such holder.

      As indicated in Item 3 above, any description herein of provisions of the Stock Purchase Agreement is qualified in its entirety by reference to the full text and terms of such agreement.

      The GRAT and Gratco may agree to a further contribution by the GRAT to the capital of Gratco in the form of a contribution of the 1,400,000 shares of Registrant's Common Stock in exchange for additional ownership interests in Gratco.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


      The Note Purchase Agreement dated August 16, 2005, together with the Exhibits thereto (including the form of Note), is incorporated herein by reference to the Registrant's Form 8-K filed on December 13, 2006.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED
                                     ANNUITY TRUST DATED 12/1/92

                                     by its Trustee, Calco, Inc.


                                                    /s/ Mark R. Gale
                                     -------------------------------------------
                                             by    Mark R. Gale, President

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     DAVID C. PRATT, INDIVIDUALLY AND AS SOLE
                                     MANAGER OF GRATCO LLC

                                                    /s/ David C. Pratt
                                     -------------------------------------------


December 13, 2006